UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Exhibit 4.18: Third Supplemental Senior Indenture, dated as of January 1, 2016, among Deutsche Bank AG, as Issuer, Law Debenture Trust Company of New York, as Trustee and Deutsche Bank Trust Company Americas, as Paying Agent, Authenticating Agent, Issuing Agent and Registrar, including as Schedules I and II thereto, forms of Fixed Rate Registered Senior Notes and Floating Rate Registered Senior Notes, respectively.

Exhibit 4.19(a): Form of Senior Debt Security (Fixed Rate Registered Senior Note) of Deutsche Bank AG (included in Exhibit 4.18).

Exhibit 4.19(b): Form of Senior Debt Security (Floating Rate Registered Senior Note) of Deutsche Bank AG (included in Exhibit 4.18).

Exhibit 4.20: Second Amendment to the Warrant Agreement, dated as of January 1, 2016, between Deutsche Bank AG, as Issuer, and Deutsche Bank Trust Company Americas, as Warrant Agent, including as Exhibits I and II thereto, forms of Put Warrants and Call Warrants, respectively.

Exhibit 4.21: Form of Put Warrant (included in Exhibit 4.20).

Exhibit 4.22: Form of Call Warrant (included in Exhibit 4.20).

Exhibit 5.5: Opinion of Davis Polk & Wardwell LLP.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date:         January 4, 2016

By:	/s/ Joseph Kopec
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

By:	/s/ Sean Rahavy
Name:	Sean Rahavy
Title:	Vice President

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